Direct Dial: 847-607-0106
Craig P. Colmar	cpcolmar@jocolaw.com

October 22, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-454

Attention: Mr. Mark P. Shuman, Branch Chief, Legal

Re:	The Joint Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed on October 9, 2014

File No. 333-198860

Ladies and Gentlemen:

  On behalf of our client The Joint Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on September 19, 2014 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 11, 2014, as amended by Amendment No. 1 to the Draft Registration Statement, dated as of August 21, 2014, and as amended by Amendment No. 1 to the Registration statement, filed on October 9, 2014.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. John B. Richards, the Chief Executive Officer of the Company, dated October 20, 2014, from the staff of the Commission (the “Staff”).  In addition, this amendment updates certain of the disclosures contained in the Registration Statement.  The numbered paragraphs below set forth the Staff’s comments together with our responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Certain Relationships and Related Person Transactions

Transactions Involving Certain Officers, Directors and Stockholders, page 70

1.	We note your response to prior comment 10. Please revise the prospectus to provide the information included in your response.

Response: In response to the Staff’s comment, we have revised the prospectus to provide the material information included in our prior response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition

Regional Developer Fees, page F-11

2.	We note your response to prior comment 13, including your supplemental analysis of clinic openings by region. In your response, you indicate that the difference between estimated and contractual minimum clinic openings had an immaterial impact on the periods presented. However, it is not clear from your supplemental analysis how you reached this conclusion. Please provide a complete SAB 99 analysis for the periods presented, including your consideration of both quantitative and qualitative factors.

Response:

Historically, the Company has recognized revenue from regional developer fees based on estimates for the opening of clinics which, in turn, are based on the contractual minimum number of clinics that each regional developer agreed to open pursuant to its regional developer agreement (“RD Agreement”). Periodically, the Company has reassessed its estimates in light of factors that have come to the Company’s attention that are reasonably likely to impact its estimates. The Company has reached the conclusion that any potential difference in the recognition of revenue or net income based upon its revised estimates is immaterial.

In determining that the impact of the difference was immaterial, the Company considered Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), which broadly states that use of a percentage variance, may provide an initial assessment of materiality; however, an assessment of materiality must include a full analysis of all the relevant circumstances.

SAB 99 states that “[t]he use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a ‘rule of thumb’ as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.” Furthermore, “[t]he omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In addition, “[t]his formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is … a substantial likelihood that the ... fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

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The Company first considered the difference from a quantitative standpoint. The Company’s original estimate for clinic openings under its eleven RD Agreements that require the payment of no additional fees for the sale of franchises above the contract minimum (made in 2011, when the RD Agreements were signed), was 189 clinics. The Company subsequently revised its estimates in 2012 to 200 clinics, in 2013 to 209 clinics and, as of June 2014, to 210 clinics.  These revised estimates relate to five RD Agreements in which the minimum franchise sales specified in those agreements were exceeded. The Company periodically reassessed projected clinic openings under these RD Agreements, as well as the related revenue recognition, based upon information available to it at the time. The revenue to be recognized for each clinic opened was recalculated based upon the revised estimate of the number of clinics to be opened under each RD Agreement, and the remaining revenue to be received under that Agreement.

The tables set forth below shows the changes in the estimates for clinic openings under each relevant RD Agreement, the proposed changes in revenue and net income under each RD Agreement for the reported periods, and the proposed changes in the Company’s revenue and net income for the reported periods.

The following table represents the proposed net change to revenue recognized in each period based on the Company’s revised estimates of clinics to be opened. Amounts shown as a negative would reflect a decrease in revenue and amounts shown as positive would have increased revenue.

	For the year ended December 31,		For the six months ended June 30,
	2012	2013	2013	2014
RD Agreement
Houston	$(11,066)	$(10,811)	$(8,649)	$(3,336)
Austin	$-	$(9,577)	$(2,417)	$(3,580)
Los Angeles	$(1,487)	$2,788	$5,763	$(1,487)
Las Vegas	$(2,900)	$(8,700)	$(5,800)	$3,108
San Diego	$(946)	$(2,440)	$(1,220)	$2,371
Total projected adjustment	$(16,399)	$(28,740)	$(12,323)	$(2,925)

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The following table reflects the revised estimate of clinics to be opened at the end of each period presented.  The proposed adjustment to revenue was based on the estimated number of clinics to be opened during each quarter within the period presented.

	Original	For the year ended December 31,		For the six months ended June 30,
	estimate	2012	2013	2013	2014
RD Agreement
Houston	20	26	26	26	29
Austin	8	9	13	11	13
Los Angeles	36	39	39	39	39
Las Vegas	10	10	10	10	10
San Diego	23	23	25	25	27

The following table reflects the effect on total revenue and net income of the proposed adjustments to revenue based on the Company’s revised estimates of the number of clinics to be opened under the relevant RD Agreements.

	For the year ended December 31,		For the six months ended June 30, 2013
	2012	2013	2013	2014
Total revenue as originally reported	$2,784,942	$5,958,067	$2,832,812	$3,244,671

Adjustment to revenue	$(16,399)	$(28,740)	$(12,323)	$(2,925)

Total revenue as adjusted	$2,768,543	$5,929,327	$2,820,489	$3,241,746

Net income as originally reported	$(736,295)	$155,635	$113,352	$(261,646)

Effect on income if estimates were revised	$(9,347)	$(10,921)	$(4,682)	$(1,872)

Net income if estimates were revised	$(745,642)	$144,714	$(108,670)	$(263,518)

% change Total revenue	0.10%	0.50%	0.70%	0.30%

% change Net income	-1%	7%	4%	-1%

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In addition to this analysis the Company recalculated the impact on earnings per share and determined that the above changes in estimates do not change earnings per share by more than $0.01. Based upon these calculations, the Company concluded that, from a quantitative standpoint, the proposed adjustments to revenue are not material to the Company’s financial statements taken as a whole.

The Company also considered the impact of the potential difference in revenue recognition from a qualitative standpoint. The recognition of revenue related to RD Agreements is based upon an estimate made by management at the time an RD Agreement is entered into and is based upon the best information available, such as population, density and demographics.  The Company’s analysis, leading to its conclusion that the potential effect on revenue recognition resulting from its reassessment of clinic openings is immaterial from a qualitative standpoint, is outlined below, with an eye towards the qualitative factors list in SAB 99:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – The recognition of revenue related to the Company’s RD Agreements is subject to significant estimation based upon the performance of each regional developer. While certain regional developers have exceeded initial expectations for the sale of franchises by relatively small amounts, the award of clinics above contractual minimums is rare and the Company does not anticipate continuing this practice. It should be noted that the ultimate decision to award a franchise is within the power of the Company. Furthermore, occasional increases in the number of franchises under RD Agreements could not have been predicted, as they typically resulted from the regional developers proposing new franchises based on their own assessment of the ability of their particular regions to support additional clinics without consulting the Company.

•	whether the misstatement masks a change in earnings or other trends – As mentioned above, the award of franchises for clinics above the contractual minimums appears to be isolated and the Company does not believe that this represents a trend.

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability – The Company has historically been a franchise company with the sale of individual clinics being the principal driver of revenue. RD Agreements are not expected to contribute materially to revenue on an ongoing basis, as the Company will be focused on opening Company-owned clinics.

•	whether the misstatement affects the registrant's compliance with regulatory requirements and whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements – Differences in revenue recognition as noted above would not cause the Company to violate any debt covenant or a regulatory requirement or otherwise change or influence the judgment of a reasonable person as to the Company’s financial position based upon its reported revenues.

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•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise – The Company is not currently the subject of analysts’ consensus but should be viewed in light of the valuation methods utilized to value the company in its IPO. Such valuation methods are largely based on the Company’s anticipated growth through development of company-owned clinics. Accordingly, the influence of revenue recognition attributable to clinic openings under RD Agreements is expected to diminish and would unlikely impact the valuation of the Company. Further, the Company expects future valuations to be based upon its operating results from a blend of company-owned and franchised clinics rather than operating results based solely upon the franchise model. Therefore, there is not an impact on the valuation of the Company based on the revised estimates for the recognition of revenues under these RD Agreements.

•	whether the misstatement changes a loss into income or vice versa –This is not the case for any of the periods presented.

•	whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – Management’s compensation would not have been impacted by the adjustment to the estimates for RD revenue recognition as mentioned above.

•	whether the misstatement involves concealment of an unlawful transaction – There is nothing about the revenue recognition for the RD Agreements that would result in the concealment of an unlawful transaction.

Reviewing all the facts and circumstances, both quantitative and qualitative, the Company concluded that potential differences in revenue recognition based on the periodic revision of its estimates for clinic opening under its RD Agreements are not material.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me or my partner, Michael Bonn by telephone or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com and mbonn@jocolaw.com.

Sincerely,

/s/ Craig P. Colmar

Craig P. Colmar

cc:	Mr. John B. Richards

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